

GROUP

Principal Executive Officer's Financial Statement Certification

I, Tanen Ankh Aha Andrews, the Chief Executive Officer of Consumer Cooperative Group, Inc., hereby certify that the financial statements of Consumer Cooperative Group, Inc. and notes thereto for the periods beginning January 27, 2018 & ending December 31, 2018 and January 1, 2019 & ending December 31, 2019 included in this Form C offering statement, are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the December 12, 2018.

Chief Executive Officer

May 9, 2020



CONSUMER COOPERATIVE GROUP, INC.

FINANCIAL STATEMENTS

(UNAUDITED)

CONSUMER COOPERATIVE GROUP, INC.

BALANCE SHEETS

DECEMBER 31, 2017, 2018 & 2019

(unaudited)



Consumer Cooperative Group Inc

GROUP

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
R1CU-CASH (deleted)	3,399.40
Total Bank Accounts	**$3,399.40**
Total Current Assets	**$3,399.40**
Fixed Assets	
Computer Workstation	6,084.25
Fixed Asset Software	1,843.26
Total Fixed Assets	**$7,927.51**
Other Assets	
Intellectual Property and Technology	43,280.00
Total Other Assets	**$43,280.00**
TOTAL ASSETS	**$54,606.91**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	0.00
Retained Earnings	
Stockholder's Equity	
Common Stock, Outstanding & Issued Shares of the Authorized 541,000,000,000 shares at no par.	
Class A Common Stock, Authorized 100,000,000,000 shares, no par, stated value $0.001 per share.	85,795.04
Class C Common Stock, Authorized 10,000,000,000 shares, no par, stated value $0.001 per share.	0.00
Class F Common Stock, Authorized 1,000,000,000 shares, no par, stated value $0.001 per share.	7,599.20
Class M Common Stock, Authorized 10,000,000,000 shares, no par, stated value $0.001 per share.	120.00
Total Common Stock, Outstanding & Issued Shares of the Authorized 541,000,000,000 shares at no par.	**93,514.24**
Total Stockholder's Equity	**93,514.24**
Net Income	-38,907.33
Total Equity	**$54,606.91**
TOTAL LIABILITIES AND EQUITY	**$54,606.91**

Accrual Basis Saturday, April 18, 2020 06:18 PM GMT-05:00



Consumer Cooperative Group Inc

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
R1CU-CASH (deleted)	1,985.32
WF-CASH	469.34
Total Bank Accounts	**$2,454.66**
Total Current Assets	**$2,454.66**
Fixed Assets	
Computer Workstation	6,084.25
Fixed Asset Software	1,843.26
Total Fixed Assets	**$7,927.51**
Other Assets	
Intellectual Property and Technology	43,280.00
Total Other Assets	**$43,280.00**
TOTAL ASSETS	**$53,662.17**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	0.00
Retained Earnings	-38,907.33
Stockholder's Equity	
Common Stock, Outstanding & Issued Shares of the Authorized 541,000,000,000 shares at no par.	
Class A Common Stock, Authorized 100,000,000,000 shares, no par, stated value $0.001 per share.	114,252.31
Class B Common Stock, Authorized 100,000,000,000 shares, no par, stated value $0.001 per share.	28,178.27
Class C Common Stock, Authorized 10,000,000,000 shares, no par, stated value $0.001 per share.	0.00
Class F Common Stock, Authorized 1,000,000,000 shares, no par, stated value $0.001 per share.	12,651.99
Class M Common Stock, Authorized 10,000,000,000 shares, no par, stated value $0.001 per share.	120.00
Total Common Stock, Outstanding & Issued Shares of the Authorized 541,000,000,000 shares at no par.	**155,202.57**
Preferred Stock, Outstanding & Issued Shares of the Authorized 100,000,000 shares.	
Series A Preferred Stock, Authorized 70,000,000 shares, no par, stated value $0.001 per share.	21,925.69
Total Preferred Stock, Outstanding & Issued Shares of the Authorized 100,000,000 shares.	**21,925.69**
Total Stockholder's Equity	**177,128.26**
Net Income	-84,558.76
Total Equity	**$53,662.17**
TOTAL LIABILITIES AND EQUITY	**$53,662.17**

Accrual Basis Saturday, April 18, 2020 06:31 PM GMT-05:00

1/1

CONSUMER COOPERATIVE GROUP, INC. FINANCIAL STATEMENTS YEARS ENDING 2017, 2018 & 2019 WITH NOTES



Consumer Cooperative Group, Inc

GROUP

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
WF-CASH	5,444.44
Total Bank Accounts	**$5,444.44**
Total Current Assets	**$5,444.44**
Fixed Assets	
Computer Workstation	6,084.25
Fixed Asset Software	3,050.62
Total Fixed Assets	**$9,134.87**
Other Assets	
Intellectual Property and Technology	43,280.00
Total Other Assets	**$43,280.00**
TOTAL ASSETS	**$57,859.31**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	0.00
Retained Earnings	-123,466.09
Shareholder Contributions	35,902.94
Paid-In Capital	13,661.42
Total Shareholder Contributions	**49,564.36**
Stockholder's Equity	
Common Stock, Outstanding & Issued Shares of the Authorized 541,000,000,000 shares at no par.	
Class A Common Stock, Authorized 100,000,000,000 shares, no par, stated value $0.001 per share.	127,684.76
Class B Common Stock, Authorized 100,000,000,000 shares, no par, stated value $0.001 per share.	32,147.70
Class C Common Stock, Authorized 10,000,000,000 shares, no par, stated value $0.001 per share.	0.00
Class F Common Stock, Authorized 1,000,000,000 shares, no par, stated value $0.001 per share.	21,958.06
Class M Common Stock, Authorized 10,000,000,000 shares, no par, stated value $0.001 per share.	120.00
Total Common Stock, Outstanding & Issued Shares of the Authorized 541,000,000,000 shares at no par.	**181,910.52**
Preferred Stock, Outstanding & Issued Shares of the Authorized 100,000,000 shares.	
Series A Preferred Stock, Authorized 70,000,000 shares, no par, stated value $0.001 per share.	24,584.86
Total Preferred Stock, Outstanding & Issued Shares of the Authorized 100,000,000 shares.	**24,584.86**
Total Stockholder's Equity	**206,495.38**
Net Income	-74,734.34
Total Equity	**$57,859.31**
TOTAL LIABILITIES AND EQUITY	**$57,859.31**

Accrual Basis Saturday, April 18, 2020 08:20 PM GMT-05:00 1/1

CONSUMER COOPERATIVE GROUP, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 & 2019

(unaudited)



Consumer Cooperative Group Inc

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	1,107.43
Bank Charges & Fees	47.24
Car & Truck	475.92
Contractors	4,160.00
Insurance	2,702.56
Legal & Professional Services	2,261.96
Meals or On Demand Media Services	2,904.75
Office Supplies & Software	2,222.74
Other Business Expenses	3,487.36
Rent & Lease	6,166.62
Taxes & Licenses	116.95
Travel	82.83
Uncategorized Expense	4,082.45
Utilities	9,088.52
Total Expenses	**$38,907.33**
NET OPERATING INCOME	**$ -38,907.33**
NET INCOME	**$ -38,907.33**

Accrual Basis Saturday, April 18, 2020 06:22 PM GMT-05:00

1/1

CONSUMER COOPERATIVE GROUP, INC. FINANCIAL STATEMENTS YEARS ENDING 2017, 2018 & 2019 WITH NOTES



Consumer Cooperative Group Inc

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	1,689.81
Bank Charges & Fees	388.37
Car & Truck	467.43
Contractors	1,474.34
Insurance	1,909.76
Legal & Professional Services	348.41
Meals or On Demand Media Services	7,779.81
Office Supplies & Software	939.13
Other Business Expenses	6,012.21
Reimbursable Expenses	21.06
Rent & Lease	24,148.04
Taxes & Licenses	89.95
Travel	886.47
Uncategorized Expense	34,061.23
Utilities	4,342.74
Total Expenses	**$84,558.76**
NET OPERATING INCOME	**$ -84,558.76**
Other Expenses	
Reconciliation Discrepancies	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$ -84,558.76**



Consumer Cooperative Group Inc

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	900.79
Bank Charges & Fees	528.48
Car & Truck	3,935.03
Contractors	3,944.91
Insurance	2,760.52
Interest Paid	-0.02
Job Supplies	21.00
Legal & Professional Services	288.00
Meals or On Demand Media Services	9,679.51
Office Supplies & Software	4,014.18
Other Business Expenses	12,629.71
Purchases	381.75
Reimbursable Expenses	7.77
Rent & Lease	23,022.31
Repairs & Maintenance	174.95
Travel	483.11
Uncategorized Expense	3,455.93
Utilities	8,476.16
Total Expenses	**$74,704.09**
NET OPERATING INCOME	**$ -74,704.09**
Other Expenses	
Reconciliation Discrepancies	30.25
Total Other Expenses	**$30.25**
NET OTHER INCOME	**$ -30.25**
NET INCOME	**$ -74,734.34**

CONSUMER COOPERATIVE GROUP, INC
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

| | Preferred Stock | | Common stock | | Paid-in | Net Operating | Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Income (loss)	Equity
Balance, January 26, 2017 Authorized (Inception)	100,000,000		541,000,000,000				
Issuance of founders stock 80%(Non-Vested)			432,800,000,000	$ 43,280.00			$ 43,280.00
Shareholder Contributions for Class A Common Stock			85,795,040	$ 85,795.04			$ 85,795.04
Shareholder Contributions for Class F Common Stock			7,599,200	$ 7,599.20			$ 7,599.20
Shareholder Contributions for Class M Common Stock			12	$ 120.00			$ 120.00
Net income (loss)						$ (38,907.33)	$ (38,907.33)
Balance, December 31, 2017		$ -	93,394,252	$ 93,514.24	$ -	$ (38,907)	$ 54,606.91
Shareholder Contributions for Class A Common Stock			28,457,270	$ 28,457.27			$ 28,457.27
Shareholder Contributions for Class B Common Stock			28,178,270	$ 28,178.27			$ 28,178.27
Shareholder Contributions for Class F Common Stock			5,052,790	$ 5,052.79			$ 5,052.79
Shareholder Contributions for Class M Common Stock							
Shareholder Contributions for Series A Preferred Stock	21,925,690	$ 21,925.69					$ 21,925.69
Net Income & Retained Earnings (loss)						$ (84,558.76)	$ (84,558.76)
Balance, December 31, 2018	21,925,690	$ 21,925.69	155,082,582	$ 155,202.57	$ -	$ (123,466.09)	$ 53,662.17
Shareholder Contributions for Class A Common Stock			13,432,450	$ 13,432.45			$ 13,432.45
Shareholder Contributions for Class B Common Stock			3,969,430	$ 3,969.43			$ 3,969.43
Shareholder Contributions for Class F Common Stock			9,306,070	$ 9,306.07			$ 9,306.07
Shareholder Contributions for Class M Common Stock							
Shareholder Contributions for Series A Preferred Stock	2,659,170	$ 2,659.17					$ 2,659.17
Shareholder Contributions					$ 49,564.36		$ 49,564.36
Net Income & Retained Earnings (loss)						$ (74,734.34)	$ (74,734.34)
Balance, December 31, 2019	24,584,860	$ 24,584.86	181,790,532	$ 181,910.52	$ 49,564.36	$ (198,200.43)	$ 57,859.31

CONSUMER COOPERATIVE GROUP, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 & 2019

(unaudited)



Consumer Cooperative Group Inc

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-38,907.33
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -38,907.33**
INVESTING ACTIVITIES	
Computer Workstation	-6,084.25
Fixed Asset Software	-1,843.26
Intellectual Property and Technology	-43,280.00
Net cash provided by investing activities	**$ -51,207.51**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Stockholder's Equity:Common Stock, Outstanding & Issued Shares of the Authorized 541,000,000,000 shares at no par.:Class A Common Stock, Authorized 100,000,000,000 shares, no par, stated value $0.001 per share.	85,795.04
Stockholder's Equity:Common Stock, Outstanding & Issued Shares of the Authorized 541,000,000,000 shares at no par.:Class C Common Stock, Authorized 10,000,000,000 shares, no par, stated value $0.001 per share.	0.00
Stockholder's Equity:Common Stock, Outstanding & Issued Shares of the Authorized 541,000,000,000 shares at no par.:Class F Common Stock, Authorized 1,000,000,000 shares, no par, stated value $0.001 per share.	7,599.20
Stockholder's Equity:Common Stock, Outstanding & Issued Shares of the Authorized 541,000,000,000 shares at no par.:Class M Common Stock, Authorized 10,000,000,000 shares, no par, stated value $0.001 per share.	120.00
Net cash provided by financing activities	**$93,514.24**
NET CASH INCREASE FOR PERIOD	**$3,399.40**
CASH AT END OF PERIOD	**$3,399.40**

CONSUMER COOPERATIVE GROUP, INC. FINANCIAL STATEMENTS YEARS ENDING 2017, 2018 & 2019 WITH NOTES



Consumer Cooperative Group Inc

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-84,558.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -84,558.76**
FINANCING ACTIVITIES	
Stockholder's Equity:Common Stock, Outstanding & Issued Shares of the Authorized 541,000,000,000 shares at no par.:Class A Common Stock, Authorized 100,000,000,000 shares, no par, stated value $0.001 per share.	28,457.27
Stockholder's Equity:Common Stock, Outstanding & Issued Shares of the Authorized 541,000,000,000 shares at no par.:Class B Common Stock, Authorized 100,000,000,000 shares, no par, stated value $0.001 per share.	28,178.27
Stockholder's Equity:Common Stock, Outstanding & Issued Shares of the Authorized 541,000,000,000 shares at no par.:Class F Common Stock, Authorized 1,000,000,000 shares, no par, stated value $0.001 per share.	5,052.79
Stockholder's Equity:Preferred Stock, Outstanding & Issued Shares of the Authorized 100,000,000 shares.:Series A Preferred Stock, Authorized 70,000,000 shares, no par, stated value $0.001 per share.	21,925.69
Net cash provided by financing activities	**$83,614.02**
NET CASH INCREASE FOR PERIOD	**$ -944.74**
Cash at beginning of period	3,399.40
CASH AT END OF PERIOD	**$2,454.66**

CONSUMER COOPERATIVE GROUP, INC. FINANCIAL STATEMENTS YEARS ENDING 2017, 2018 & 2019 WITH NOTES



Consumer Cooperative Group Inc

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-74,734.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	$ -74,734.34
INVESTING ACTIVITIES	
Fixed Asset Software	-1,207.36
Net cash provided by investing activities	$ -1,207.36
FINANCING ACTIVITIES	
Shareholder Contributions	35,902.94
Shareholder Contributions:Paid-In Capital	13,661.42
Stockholder's Equity:Common Stock, Outstanding & Issued Shares of the Authorized 541,000,000,000 shares at no par.:Class A Common Stock, Authorized 100,000,000,000 shares, no par, stated value $0.001 per share.	13,432.45
Stockholder's Equity:Common Stock, Outstanding & Issued Shares of the Authorized 541,000,000,000 shares at no par.:Class B Common Stock, Authorized 100,000,000,000 shares, no par, stated value $0.001 per share.	3,969.43
Stockholder's Equity:Common Stock, Outstanding & Issued Shares of the Authorized 541,000,000,000 shares at no par.:Class F Common Stock, Authorized 1,000,000,000 shares, no par, stated value $0.001 per share.	9,306.07
Stockholder's Equity:Preferred Stock, Outstanding & Issued Shares of the Authorized 100,000,000 shares.:Series A Preferred Stock, Authorized 70,000,000 shares, no par, stated value $0.001 per share.	2,659.17
Net cash provided by financing activities	**$78,931.48**
NET CASH INCREASE FOR PERIOD	**$2,989.78**
Cash at beginning of period	2,454.66
CASH AT END OF PERIOD	**$5,444.44**

CONSUMER COOPERATIVE GROUP, INC. FINANCIAL STATEMENTS YEARS ENDING 2017, 2018 & 2019 WITH NOTES

NOTE 1 – NATURE OF OPERATIONS

CONSUMER COOPERATIVE GROUP, INC., was formed on JANUARY 27, 2017 ("Inception") in the State of OREGON. The financial statements of CONSUMER COOPERATIVE GROUP, INC., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in AUSTIN, TEXAS.

CONSUMER COOPERATIVE GROUP, INC., The company will be designing an independent online real estate investment-pooling portal, via its website, to introduce affordable real estate investing into but not limited to cash-flowing multi-family complexes. Investment opportunities will be made available to all investor classes, but to the main niche market of the financially underserved (non-accredited Investors) will be its priority. This is a membership driven business and participation will be crucial to its success because of the pooling of financial resources component, required to acquire cash flowing real estate assets without any debt. Equity shares, trusts, education and other potential financial exit strategies will be provided and consulted with the member/investors in order to enhance their experience in this long-term investment strategy. This is not a fund and there will be no brokers managing the company's assets or any type of fee related to this opportunity and all cash-flowing real estate acquired by the company, will be wholly owned by the company. This relationship with the company is strictly with the member/investors and all current and future investments in real estate will be acquired by pooling an affordable monetary amount from each member/investor to achieve the acquisition amount and then equity shares will then be allocated to each member to build up their equity within the company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared to present balances and transactions as incurred and represented by the CEO and do not include any representation or audit by a 3rd-party accountant. The financial statements of the Company have been prepared to be in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017, 2018 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from Real Estate Multi Family Units when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company is a Oregon Cooperative Corporation and is treated as a C Corp entity for federal income tax purposes. The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 541,000,000,000 shares of our common stock with a par value of $0.001. As of December 31, 2019 the company currently has issued & outstanding a total of 181,790,532 shares of our common stock.

Preferred Stock
We have authorized the issuance of 100,000,000 shares of our preferred stock with a par value of $0.001. As of December 31, 2019 the company currently has issued & outstanding a total of 24,584,860 shares of our preferred stock.

NOTE 5- SHAREHOLDER'S EQUITY

The Company has authorized the issuance of Class A Common Stock. The Company has set the value at $10.00 per share for the Class A Common Stock. This initial funding round(s) the Company has authorized the issue of 10,700 Class A Common Shares.

The Common Stock is divided into multiple series and designated as follows:

Class A Common Stock ("the Common Stock") consists of 100,000,000,000 shares authorized, no par value, one vote per share on all matters and an additional five votes per share if holding Class M shares simultaneously and current with membership dues at the time of any and all voting matters, full transfer and/or conversion rights in any combination into any other class/series of common and/or preferred stock (except Class M) without restriction.

Class B Common Stock ("the Common Stock") consists of 100,000,000,000 shares authorized, no par value, shall have one vote per share but only on matters regarding it purpose of its issuance separate from all other classes. Full transfer rights and limited convertibility are allowed into any other class as a whole or combination whether its common or preferred stock. "B" stands for Buyout & Acquisitions.

Class C Common Stock ("the Common Stock") consists of 10,000,000,000 shares authorized, no par value, shall have one vote per share but only on matters regarding it purpose of its issuance separate from all other classes. Full transfer rights and limited convertibility are allowed into any other class as a whole or combination whether its common or preferred stock. "C" stands for Clothing & Apparel.

Class D Common Stock ("the Common Stock") consists of 10,000,000,000 shares authorized, no par value, shall have one vote per share but only on matters regarding it purpose of its issuance separate from all other classes. Full transfer rights and limited convertibility are allowed into any other class as a whole or combination whether its common or preferred stock. "D" stands for Development, Gaming, Animation & Technology Studios.

Class F Common Stock ("the Common Stock") consists of 1,000,000,000 shares authorized, no par value, ten votes per share on all matters and an additional one vote each per share if holding Class A and when Class M shares are being held simultaneously and current with membership dues at the time of any and all voting matters, full transfer rights and limited convertibility into any other class as a whole or combination whether its common or preferred stock. Class F Common Stock will not be publicly tradeable.

Class L Common Stock ("the Common Stock") consists of 10,000,000,000 shares authorized, no par value, shall have one vote per share but only on matters regarding it purpose of its issuance separate from all other classes. Full transfer rights and limited convertibility are allowed into any other class as a whole or combination whether its common or preferred stock. "L" stands for Logistics.

Class M Common Stock ("the Common Stock") consists of 10,000,000,000 shares authorized, no par value, one vote per share on all matters and must be current with membership dues at the time of any and all voting matters, transfer rights are limited to within the cooperative to maintain membership rights to internal services provided to its members. All shares in this class and their rights whether current or past are revocable, when membership dues are not paid. All rights will be restored when membership dues become current, as long as there is no 60 day or more lapse of payment, in which all past rights will be permanently revoked and member has to start a new membership. Not transferable into any other class. "M" stands for membership. Class M Common Stock will not be publicly tradeable.

Class P Common Stock ("the Common Stock") consists of 100,000,000,000 shares authorized, no par value, shall have no voting rights on any matters, full transfer rights and convertibility into any other class as a whole or combination whether its common or preferred stock. "P" stands for Partial & Fractional Shares.

Class R Common Stock ("the Common Stock") consists of 100,000,000,000 shares authorized, no par value, shall have no voting rights on any matters, full transfer rights and convertibility into any other class as a whole or combination whether its common or preferred stock. "R" stands for Restricted Stock Units.

Class S Common Stock ("the Common Stock") consists of 100,000,000,000 shares authorized, no par value, shall have one vote per share but only on matters regarding it purpose of its issuance separate from all other classes. Full transfer rights and limited convertibility are allowed into any other class as a whole or combination whether its common or preferred stock. "S" stands for Solar.

The Preferred Stock shall be divided into two (2) series designated as follows:

Series A Preferred Stock ("the Preferred Stock") consist of 70,000,000 shares authorized, no par value, shall have no voting rights on any matters, full transfer rights and convertibility into any other common stock class as a whole or combination.

Series B Preferred Stock ("the Preferred Stock") consist of 30,000,000 shares authorized, no par value, shall have no voting rights on any matters, full transfer rights and limited convertibility into any other class as a whole or combination whether its common or preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has completed a Related-Party Transaction with the Founder and it consists of a Founders Stock Purchase Agreement with an Intellectual Property (IP) assignment. Out of the 541,000,000,000 Authorized Common & Preferred shares at a no par, stated value of 0.001, 432,800,000,000 shares (80%), the Company agreed to sell the shares to the Founder. Payment was agreed to be paid in the cash equivalent value of the non-cash consideration in accordance with Section 3.1.3 & Exhibit A: the Technology Assignment Agreement and the assignment and stock issuance hereunder is intended to qualify for tax-free treatment under Internal Revenue Code Section 351. One-hundred percent (100%) of the Shares shall initially be subject to the Company's Repurchase Option, On the date five (5) years from January 27, 2017 (the "Vesting Commencement Date") twenty percent (20%) of the Shares (86,560,000,000) subject to the Repurchase Option shall vest and be released from the Repurchase Option. Thereafter, another 20% of the Shares shall equally vest and be released from the Repurchase Option on each yearly anniversary of the Vesting

Commencement Date so that One Hundred Percent (100%) of the Shares shall be released from the Repurchase Option on the (10th) anniversary of the Vesting Commencement Date, in any event, subject to the Founder's continued service to the Company through each such date.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after January 27, 2017 through, December 31, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time, which would have a material effect on these financial statements.